Exhibit 99.1

Date: July 29, 2019

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange, Inc.

Subject:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 regarding approval of the Scheme of Amalgamation and Arrangement at the meeting of the Board of Directors held on July 29, 2019

Scrip Code: BSE – 500124; NSE - DRREDDY; NYSE - RDY

Dear Sir/Madam,

In terms of requirement of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, it is informed that the Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the “Scheme”) of Dr. Reddy’s Holdings Limited (“DRHL”) an entity held by the Promoter Group, which holds 24.88% equity shares of Dr. Reddy’s Laboratories Limited (“Company” or “DRL”) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme would lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively will continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

In this regard, N.S. Kumar & Co., Independent Chartered Accountants and Registered Valuer, have been appointed to provide the Share Exchange Report, Keynote Corporate Services Limited, a SEBI registered Category I Merchant Banker, have been appointed to provide a fairness opinion on the share exchange ratio, and Transaction Square LLP have been appointed as advisor to the Scheme.

Disclosure in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015 is enclosed herewith as Annexure A.

You are requested to kindly take the same on record and inform all concerned.

Thanking you,

Yours truly,

For Dr. Reddy’s Laboratories Limited

Sandeep Poddar

Company Secretary

Encl: a/a

Annexure A

Disclosure in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/CMD/4/ 2015 dated September 9, 2015

(a)	Name of the entity(ies) forming part of the amalgamation, details in brief such as size, turnover etc.

1.	Dr. Reddy’s Holdings Limited (“DRHL”) is holding 4,13,25,300 equity shares having face value of INR 5 (Rupees Five only) each aggregating to 24.88% in Dr. Reddy’s Laboratories Limited (“DRL” or “Company”) and forms part of Promoter/Promoter Group. DRHL had a turnover of INR 83.33 Crores for the year ended March 31, 2019.

2.	Dr. Reddy’s Laboratories Limited has a turnover of INR 15,448 Crores (consolidated) for the year ended March 31, 2019.

3.	Appointed date: April 01, 2019 or such other date as may be approved by National Company Law Tribunal Hyderabad Bench at Hyderabad.

(b)	Whether the transaction would fall within related party transactions, if yes whether the same is done at arm's length

Under the Companies Act, 2013, it has to be noted that Ministry of Corporate Affairs vide its Circular No. 30/2014 dated July 17, 2014 has clarified that transactions arising out of compromises, arrangements and amalgamations dealt with under specific provisions of the erstwhile Companies Act, 1956 or the Companies Act, 2013 (as the case may be) will not attract the requirements of Section 188 of the Companies Act, 2013 (Related Party Transactions).

In the instant case, wherein the scheme of amalgamation and arrangement between the Company and DRHL and their respective shareholders as per the provisions of Sections 230-232 read with Section 66 and other applicable provisions of the Companies Act, 2013 read with relevant rules framed thereunder, is proposed to be presented before the jurisdictional National Company Law Tribunal under Sections 230 – 232 of the Companies Act, 2013, it may be stated that the same may not be required to comply with the requirements specified under Section 188 of the Companies Act, 2013 as a related party transaction.

Further, there are common promoters in the Company and DRHL, DRHL holds 24.88% equity shareholding in the Company, and pursuant to the Scheme, equity shares of the Company are proposed to be issued and allotted to shareholders of DRHL. In light of the same, the present transaction may be deemed to be a related party transaction under the applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other related rules and regulations (as amended from time to time).

Thereby, the Board of Directors of the Company has, in its meeting held today, based on the recommendations of the Audit Committee, approved the amalgamation of DRHL with the Company by way of and in accordance with the Scheme basis the following documents in order to maintain fairness and arm’s length basis:

(a)	Share Exchange Report dated July 29, 2019 as obtained from an independent valuer i.e. N.S. Kumar & Co., Independent Chartered Accountants and Registered Valuer, having Registration No. 139792W providing the share exchange ratio for the amalgamation of DRHL with the Company under the Scheme; and

(b)	Fairness Opinion dated July 29, 2019 obtained from M/s. Keynote Corporate Services Limited, a SEBI registered Category I Merchant Banker, having SEBI Registration No. INM000003606 providing the fairness opinion on the share exchange ratio recommended by N.S. Kumar & Co., Independent Chartered Accountants and Registered Valuer in connection with amalgamation of DRHL with the Company under the Scheme

Further the proposed Scheme is subject to necessary regulatory approvals.

(c)	Area of business of the entities

1.	DRHL is presently engaged inter alia, in the business of holding investments.

2.	The Company is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - pharmaceutical services and active ingredients, global generics and proprietary products. It offers a portfolio of products and services including active pharmaceutical ingredients, custom pharmaceutical services, generics, biosimilars and differentiated formulations. The equity shares of the Company are listed on the BSE Limited and the National Stock Exchange of India Limited, and its American Depository Receipts are listed on the New York Stock Exchange Inc.

(d)	Rationale for amalgamation

The amalgamation will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively will continue to hold the same number of shares in the Company, pre and post the amalgamation.

All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve on the Company on account of this amalgamation.

Accordingly, the Board of Directors of the Company and DRHL have approved the Scheme for the transfer and vesting of DRHL with and into the Company pursuant to the provisions of Sections 230 - 232 read with Section 66 and other relevant provisions of the Companies Act 2013.

(e)	In case of cash consideration, amount - otherwise share exchange ratio

Based upon the Share Exchange Report, the Fairness Opinion and the recommendations received from Audit Committee, the Board has approved the Scheme for the transfer and vesting of DRHL into the Company, in consideration for which the Company will issue and allot to the shareholders of DRHL, equal number of its equity shares as held by DRHL in the Company - 4,13,25,300 (Four Crores Thirteen Lakhs Twenty Five Thousand Three Hundred) equity shares of the face value of INR 5 (Rupees five only) each, credited as fully paid up in the share capital of the Company, in the proportion of the number of equity shares held by the shareholders in DRHL, without any further act or deed, due to operation of law and upon this Scheme becoming effective.

There will be no change in the aggregate shareholding of the promoter/promoter group in the Company.

(f)	Brief details of change in shareholding pattern (if any) of the listed entity

Prior to the Scheme being effective, DRHL is holding the following number of shares in the Company:

Sl. No.	Name of the shareholder of the Company	No. of equity shares held in the Company	Face value of each share in Indian Rupees	% of equity share capital held (Approx.)
1.	Dr. Reddy’s Holdings Limited	4,13,25,300	5	24.88%

After the Scheme becoming effective, the shares held by DRHL in the Company shall get cancelled. The Company shall issue equal number of equity shares as held by DRHL in the Company, to the respective shareholders of DRHL. The revised shareholding of the Company post Scheme with respect to shares issued to shareholders of DRHL shall appear as follows:

Sl. No.	Name of the shareholder of the Company	No. of equity shares held in the Company	Face value of each share in Indian Rupees	% of equity share capital held (Approx.)
1.	G.V. Prasad (HUF)	14,25,478	5	0.859
2.	K. Satish Reddy (HUF)	55,23,677	5	3.325
3.	K. Satish Reddy	2,570	5	0.002
4.	G. Anuradha	7,709	5	0.005
5.	G.V. Sanjana Reddy	5,140	5	0.003
6.	K. Deepti Reddy	5,140	5	0.003
7.	K. Samrajyam	5,139	5	0.003
8.	G. Mallika Reddy	5,139	5	0.003
9.	APS Trust[1]	3,43,45,308	5	20.676
Total		4,13,25,300		24.88%

The proposed amalgamation will not result into any change in aggregate Promoters’ shareholding in the Company.

1 Mr. G V Prasad and Mr. K Satish Reddy are the Trustees of APS Trust. Further, Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.